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                                                                     Exhibit 2.5


                                 FIRST AMENDMENT TO
                            AGREEMENT AND PLAN OF MERGER


     THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of June 25, 1998 (this "Amendment"), is by and among Garden of Eatin', Inc., a California corporation (the "Company"), and The Hain Food Group, a Delaware corporation ("Hain").

     WHEREAS, the parties hereto have entered into that certain Agreement and Plan of Merger, dated as of April 24, 1998 (as amended hereby, the "Agreement") (capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Agreement);

     WHEREAS, pursuant to the terms of the Stock Purchase Agreement dated December 23, 1997 and the letter agreement dated April 21, 1998, in each case between TSG2 L.P. and Mr. Al H. Jacobson (together, the "Prior Acquisition Agreements"), Mr. Jacobson is entitled to receive, on or before December 23, 1999, an aggregate of $2 million in cash consideration for 4,000 shares of Company Common Stock owned by Mr. Jacobson on the date hereof;

     WHEREAS, the parties desire to amend certain provisions of the Agreement in order to reflect the terms of the Prior Acquisition Agreements, copies of both of which documents have been furnished by the Company to Hain; and

     WHEREAS, the boards of directors of the Company and Hain have approved and deemed it advisable and in the best interests of their respective shareholders to consummate the transactions on the terms set forth in the Agreement, as amended hereby;

     NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

     1. Section 3.1(a) of the Agreement is hereby amended so that the last sentence of Section 3.1(a) reads in its entirety as follows:

     "CLOSING DATE MARKET PRICE" means, with respect to each share of Hain Common Stock, the average closing price for such share as reported on the National Market System of The Nasdaq Stock Market, Inc. for the 10 most recent trading days ending on June 24, 1998.

     2. Section 3.1(b) of the Agreement is hereby amended to read in its entirety as follows:

          (b) ADJUSTMENT TO CASH MERGER CONSIDERATION. The aggregate amount of Cash Merger Consideration shall be reduced immediately prior to the Effective Time by an amount equal to the sum of (i) the amount of fees, costs and expenses incurred or reasonably estimated to be incurred by the Company or incurred (but not paid) by the shareholders of


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     the Company existing immediately prior to the Effective Time to the extent that the Company and/or the shareholders of the Company are liable therefor pursuant to Section 8.11 hereof and (ii) the amount of the Jacobson Payment (as defined below); PROVIDED, HOWEVER, that any reduction in Cash Merger Consideration shall not result in any adjustment to the amount of Stock Merger Consideration for purposes of this Article III. The aggregate amount of Cash Merger Consideration shall be increased by the amount, if any, that the Company's cash and cash equivalents exceed indebtedness for borrowed money as of the Closing Date. At the Effective Time, Hain shall pay $2,000,000 cash (the "Jacobson Payment") directly to Mr. Al H. Jacobson in full satisfaction of the obligations set forth in the Prior Acquisition Agreements (as defined below) with respect to the 4,000 shares of Company Common Stock (the "Specified Jacobson Shares") required to be purchased from Mr. Jacobson under the Prior Acquisition Agreements for an aggregate cash consideration of $2,000,000. Such payment shall be deemed to be made
     (i) in accordance with the terms of the Prior Acquisition Documents and
     (ii) in full satisfaction of Mr. Jacobson's right to receive aggregate consideration of $2,000,000 in return for 20% of the Company's outstanding shares prior to December 23, 1999. Upon the payment of the Jacobson Payment, at the Effective Time, for all purposes of this Agreement, TSG2 (or its successors and assigns) shall be treated as the record owner of the Specified Jacobson Shares. The term "Prior Acquisition Agreements" shall mean the Stock Purchase Agreement dated December 23, 1997 and the letter agreement dated April 21, 1998, in each case between TSG2 L.P. and Mr. Al
     H. Jacobson, copies of both of which documents have been furnished by the Company to Hain. Notwithstanding any provision in this Agreement to the contrary, for purposes of the second sentence of this Section 3.1(b), the amount of cash and cash equivalents in excess of indebtedness for borrowed money as of the Closing Date shall be deemed to be $100,000.

     3. Hain hereby agrees to use its best efforts to maintain the continuous effectiveness of a registration statement covering the sale of the Reoffer Shares (as defined below) under the Securities Act of 1933, as amended (the "Securities Act"), for a period beginning at the Effective Time and ending on the earlier to occur of (i) the first anniversary of the Effective Time and (ii) the date on which all of the Reoffer Shares (as defined below) have been sold by the Selling Stockholders (as defined below). Such registration statement shall contain a reoffer prospectus pursuant to which the Reoffer Shares may be sold without exemption or additional action under the Securities Act; PROVIDED, HOWEVER, that nothing in this paragraph shall prevent Hain from substituting another reoffer prospectus for the current reoffer prospectus covering all of the Reoffer Shares. The term "Reoffer Shares" shall mean the shares of Hain Common Stock to be received in the Merger and/or the AMI Merger by the parties to the Voting Agreement and/or the voting agreement delivered pursuant to the AMI Merger Agreement, together with their respective successors and assigns (collectively, "Selling Stockholders"). The Selling Stockholders, their respective successors and assigns are intended third party beneficiaries of the agreement in this paragraph and the agreement in this paragraph may be enforced by such persons.


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     4.   Each of the parties hereto agrees to use commercially reasonable efforts to cause the Closing to occur on July 1, 1998. If the Closing shall not have occurred by 5:00 p.m. (New York time) on July 6, 1998, (a) paragraph 1 of this Amendment shall be null and void, (b) Section 3.1(b) (as amended hereby) of the Agreement shall be deemed further amended so that the last sentence thereof is deleted and (c) the first sentence of Section 3.1(b) (as amended hereby) of the Agreement shall be further amended by inserting the following language immediately prior to the proviso:

          and (iii) any indebtedness in the aggregate for borrowed money of the Company (net of cash and cash equivalents) as of the Closing Date

     5. Except as expressly set forth herein, the terms and provisions of the Agreement are hereby ratified and confirmed.

     6. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement.

     IN WITNESS WHEREOF, the Company and Hain have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first above written.

                                   GARDEN OF EATIN', INC.


                                   By: /s/ CHARLES H. ESSERMAN
                                      ------------------------------------------
                                        Charles H. Esserman
                                        President



                                   THE HAIN FOOD GROUP, INC.

                                   By: /s/ IRWIN D. SIMON
                                      ------------------------------------------
                                        Irwin D. Simon
                                        President and Chief Executive Officer


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